Exhibit 2.1

EXECUTION DRAFT

TERMINATION AGREEMENT
This Termination Agreement (this “Agreement”), dated as of March 19, 2018, is by and among Celanese US Holdings LLC, a Delaware limited liability company (“Cobia”), BCP VII Jade Cayman Aggregator Ltd., a limited liability company organized under the Laws of the Cayman Islands, (“Swordfish 1”), BCP VII Swordfish Aggregator L.P., a limited partnership organized under the Laws of the Cayman Islands (“Swordfish 2” and, together with Swordfish 1, “Swordfish”, and Swordfish, together with Cobia, the “Contributors”), Acetate UTP C.V., a limited commanditaire vennootschap organized under the Laws of the Netherlands (“UTP”) and Lower Tier Partnership Netherlands C.V., a limited commanditaire vennootschap organized under the Laws of the Netherlands (“LTP” and together with UTP, the “Companies”) (each of the Companies and the Contributors, a “Party”, and collectively, the “Parties”). Capitalized terms used but not defined herein have the respective meanings given to them in the Transaction Agreement (as defined below).
WHEREAS, the Parties entered into that certain Transaction Agreement, dated as of June 18, 2017 (the “Transaction Agreement”);
WHEREAS, the Parties desire to terminate the Transaction Agreement pursuant to Section 11.1(a) thereof by mutual written agreement, and to release each other from certain claims, obligations and liabilities arising out of, in connection with or relating to the Transaction Agreement, in each case, on the terms and subject to the conditions set forth herein;
NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements herein set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:
1.Termination. Pursuant to Section 11.1(a) of the Transaction Agreement, the Parties hereby agree that the Transaction Agreement (including the Cobia Disclosure Letter and the Swordfish Disclosure Letter), and all schedules, annexes and exhibits thereto, and all ancillary agreements contemplated thereby or entered pursuant thereto (including the Equity Financing Commitment, but expressly excluding that certain Nondisclosure Agreement dated as of October 30, 2015 by and between Celanese International Corporation and Blackstone Management Partners, L.L.C. (the “Confidentiality Agreement”), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms) (collectively, the “Transaction Documents”), are hereby terminated effective immediately as of the date hereof (such date, the “Termination Date” and such time, the “Termination Time”) and, notwithstanding anything to the contrary in the Transaction Documents, including Section 11.2 of the Transaction Agreement, the Transaction Documents are terminated in their entirety and shall be of no further force or effect whatsoever (the “Termination”).
2.Mutual Release; Disclaimer of Liability. Each of Cobia, Swordfish 1, Swordfish 2, UTP and LTP, each on behalf of itself and each of its respective successors and past and present Subsidiaries, affiliates, assignees, officers, directors, employees, controlling persons, representatives, agents, attorneys, auditors, stockholders, equity holders and advisors, and any family member, spouse, heir, trust, trustee, executor, estate, administrator, beneficiary, foundation, fiduciary, predecessors, successors and assigns of each of them (the “Releasors”), does, to the fullest extent permitted by Law, hereby fully release, forever discharge and covenant not to sue any other Party, any Party’s respective successors and past and present Subsidiaries, affiliates, assignees, officers, directors, employees, controlling persons, representatives, agents, attorneys, auditors, stockholders, equity holders and advisors, and any family member, spouse, heir, trust, trustee, executor, estate, administrator, beneficiary, foundation, fiduciary, predecessors, successors and assigns of each of them (collectively the “Releasees”), from and with respect to any and all past, present, direct, indirect, individual, class, representative and derivative liability, claims, rights, actions, causes of action, suits, liens, obligations, accounts, debts, losses, demands, judgments, remedies, agreements, promises, liabilities, covenants, controversies, costs, charges, damages, expenses and fees (including attorney’s, financial advisor’s or other fees) (“Claims”), howsoever arising, of every kind and nature, whether based on any Law or right of action (including any claims under federal, state or foreign securities or disclosure Laws or any claims that could be asserted derivatively on behalf of the Parties), known or unknown, asserted or that could have been asserted, matured or unmatured, contingent or fixed, liquidated or unliquidated, accrued or unaccrued, foreseen or unforeseen, apparent or not apparent, which Releasors ever had or now have or can have or shall or may hereafter have against the Releasees, or any of them, to the extent in connection with, arising out of, based upon or related to, directly or indirectly, the Transaction Documents or the transactions contemplated therein or thereby (the “Transaction”), including but not limited to any breach, non-performance, action or failure to act under the Transaction Documents, the proposed Transaction, the events leading to the termination of the Transaction Agreement or any other Transaction Documents and any deliberations or negotiations in connection with the proposed Transaction or this Agreement (“Released Claims”). As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b‑2 of the Exchange Act.
Nothing in this Section 2 shall (i) apply to any action by any Party to enforce the rights and obligations imposed pursuant to this Agreement, (ii) constitute a release by any Party for any Claim arising under this Agreement or (iii) constitute a release by any Party (or any of such Party’s affiliates) for any Claim arising under the Confidentiality Agreement.
3.Public Announcements. Promptly (and in any event in compliance with any applicable Laws and stock exchange regulations) following the Termination Time, the Parties shall jointly issue an initial press release with respect to the Termination in the form attached hereto as Exhibit A. From and after the date hereof, no Party to this Agreement nor any affiliate or representative of such Party shall issue or cause the publication of any press release or public announcement, in each case, issued in respect of this Agreement or the transactions contemplated by this Agreement or the Transaction, without the prior written consent of the other Parties, except as may be required by applicable Law, Order or stock exchange rules (including any filings under the Securities Exchange Act of 1934, as amended, or any press release with respect to results which appear in the Cobia consolidated financial statements, or any prospectus or similar document of either Cobia or Swordfish or their affiliates, including in connection with any debt or equity capital markets transaction); provided that nothing herein shall be deemed to limit the ability of the Swordfish Contributor Group to disclose the subject matter of this Agreement and the transactions contemplated hereby to the limited partners of Blackstone Capital Partners VII L.P.

4.Expenses. All legal and other costs and expenses incurred in connection with the Transaction Documents, the Transaction and this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses, except that all reasonable out of pocket costs and expenses incurred by the Parties (including any value added or similar taxes thereon, the “Antitrust Costs”) that are:
(a)incurred in connection with the matters in Section 7.3(d)(i)(A) and (B) of the Transaction Agreement;
(b)incurred by the agreed special advisors; and
(c)incurred after the date of the Confidentiality Agreement, including such period before the execution and delivery of the Transaction Agreement, but excluding any costs and expenses of the Swordfish Contributor Group or its affiliates in connection with or pursuit of the acquisition of the Swordfish Business shall be borne one-half by Cobia, on the one hand, and one-half by Swordfish, on the other hand, subject to detailed review of the Antitrust Costs by each of Cobia and Swordfish (but such review to be limited to the extent necessary to comply with applicable laws and to preserve for each party applicable attorney-client communications and other legal privileges). Each of Cobia and Swordfish will cooperate with the other to determine the total amount of Antitrust Costs incurred by the Parties and will provide the other with reasonable evidence of the Antitrust Costs incurred by it and its affiliates as soon as practicable after the date hereof, and in any event within 20 Business Days after the date hereof, in order to facilitate the detailed review contemplated above. Each of Cobia and Swordfish will pay or cause to be paid the Antitrust Costs incurred by it or its affiliates, and either Cobia or Swordfish will promptly pay or cause to be paid to the other by wire transfer of immediately available funds to such account as the other shall specify in writing such amount as shall result in the total Antitrust Costs being borne one-half by Cobia, on the one hand, and one-half by Swordfish, on the other hand.
5.Representations and Warranties. Each Party represents and warrants to the other that: (i) such Party has all requisite power and authority to enter into this Agreement and to take the actions contemplated hereby; (ii) the execution and delivery of this Agreement and the actions contemplated hereby have been duly authorized by all necessary corporate or other action on the part of such Party; and (iii) this Agreement has been duly and validly executed and delivered by such Party and, assuming the due authorization, execution and delivery of this Agreement by the other Parties, constitutes a legal, valid and binding obligation of such Party enforceable against such Party in accordance with its terms, except as that enforceability may be (i) limited by any applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and (ii) subject to general principles of equity (regardless of whether that enforceability is considered in a proceeding in equity or at law).
6.Further Assurances. Each Party shall, and shall cause its Subsidiaries and affiliates to, cooperate with each other in the taking of all actions necessary, proper or advisable under this Agreement and applicable Laws to effectuate the Termination. Without limiting the generality of the foregoing, the Parties shall, and shall cause their respective Subsidiaries and affiliates to, cooperate with each other in connection with the withdrawal of any applications to or termination of proceedings before any Governmental Entity or under any Antitrust Law, in each case to the extent applicable, in connection with the transactions contemplated by the Transaction Documents.
7.Third-Party Beneficiaries. Except for the provisions of Section 2, with respect to which each Releasee is an expressly intended third-party beneficiary thereof, this Agreement is not intended to (and does not) confer on any Person other than the Parties any rights or remedies or impose on any Person other than the Parties any obligations.
8.Entire Agreement. This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings (other than the Confidentiality Agreement), both written and oral, among the Parties or any of them with respect to the subject matter hereof.
9.Counterparts. This Agreement may be executed in one or more counterparts, and by either of the Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or by .pdf, .tif, .gif or similar attachment to electronic mail shall be as effective as delivery of a manually executed counterpart of this Agreement.
10.Amendments. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the Party against whom enforcement of any such modification or amendment is sought.
11.Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
12.Notices. All notices and other communications to be given to any Party hereunder shall be sufficiently given for all purposes hereunder if in writing and upon delivery if delivered by hand, one (1) Business Day after being sent by email, four (4) Business Days after being sent by courier or overnight delivery service, seven (7) Business Days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or when sent in the form of a facsimile and receipt confirmation is received, and shall be directed to the address or facsimile number (or at such other address or facsimile number as such Party shall designate by like notice) provided for in Section 13.7 of the Transaction Agreement (as in effect prior to its termination pursuant to this Agreement).

13.Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to contracts executed and to be performed wholly within such State and without reference to the choice-of-law principles that would result in the application of the Laws of a different jurisdiction.
14.Jurisdiction. Each Party irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, solely if such court declines jurisdiction, in any federal court located in the State of Delaware) any Action arising out of or relating to this Agreement, and hereby irrevocably agrees that all claims in respect of such Action may be heard and determined in such court. Each Party hereby irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action. The Parties further agree, (i) to the extent permitted by Law, that final and nonappealable judgment against any of them in any Action contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the U.S. by suit on the judgment, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment and (ii) that service of process upon such Party in any such Action shall be effective if notice is given in accordance with Section 12 of this Agreement.
15.Waiver of Jury Trial. Each Party to this Agreement waives trial by jury in any Action brought by any of them against the other arising out of or in any way connected with this Agreement, or any other agreements executed in connection herewith or the administration thereof or any of the transactions contemplated herein or therein. No Party to this Agreement shall seek a jury trial in any Action based upon, or arising out of, this Agreement or any related instruments or the relationship between the Parties. No Party will seek to consolidate any such Action in which a jury trial has been waived with any other action in which a jury trial cannot be or has not been waived.
16.Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.
17.Specific Performance. The Parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the Parties do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in Law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction.
[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

CELANESE US HOLDINGS LLC

By:	/s/ Patrick Schumacher
Name: Patrick Schumacher
Title: Authorized Representative

LOWER TIER PARTNERSHIP NETHERLANDS C.V.

By:	Acetate LTP GP Netherlands LLC,
its general partner

	By:	/s/ Patrick Schumacher
Name: Patrick Schumacher
Title: President

By:	Acetate LTP Limited Partner Netherlands LLC,
its limited partner

By:	Celanese Holdings Luxembourg S.á r.l.
its sole member

By:	/s/ John Sutherland
Name: John Sutherland
Title: Category A Manager

ACETATE UTP C.V.

By:	Acetate UTP GP, LLC, its general partner

	By:	/s/ Juergen Pinker
Name: Juergen Pinker
Title: President

BCP VII JADE CAYMAN AGGREGATOR LTD.

By:	Blackstone Capital Partners Holdings Director L.L.C.,
its Director

	By:	/s/ Chris Placca
Name: Chris Placca
Title: Authorized Signatory

By:	BCP VII SWORDFISH AGGREGATOR L.P.

	By:	BCP VII Holdings Manager (Cayman) - NQ L.L.C., as its general partner

By:	Blackstone Management Associates (Cayman)
VII NQ L.P., as its managing member

By:	BCP VII NQ GP L.L.C., its general partner

By:	/s/ Chris Striano
Name: Chris Striano
Title: Managing Director

EXHIBIT A
[JOINT PRESS RELEASE]

DALLAS, March 19, 2018 - Celanese announces that it is abandoning its merger agreement with Blackstone’s Rhodia Acetow business and that the two parties have withdrawn their notification of the proposed joint venture from the European Commission. The parties were unable to reach agreement with the European Commission on acceptable conditions to allow the proposed joint venture to proceed.

“We are disappointed with the approach that the European Commission has taken on this case and we will be reviewing our strategic options”, said Mark Rohr, CEO of Celanese. “Celanese will continue to meet customer current and evolving needs efficiently while providing the highest level of quality and service.”

The companies announced plans on June 18, 2017, to combine the Cellulose Derivatives business of Celanese with the Rhodia Acetow to create synergies in the acetate tow market. Competition approval, without any divestitures, was granted in Mexico, Turkey, China, and Russia. The European Commission required excessive divestitures that would have undermined the benefits of the transaction.

“We worked hard and offered serious remedies to the European Commission and believed we had solved all competition issues identified by the European Commission. The benefits were substantial for our customers, our employees and jobs in the European Union,” Rohr said. “Unfortunately, demands by the European Commission eliminated the advantages at the heart of the transaction.”

“The Joint Venture was designed to accelerate the path to releasing value in the CD business for our shareholders, employees and customers. At Investor Day, I look forward to sharing with you the alternative plans we have to unleash this growth potential in the CD and other Celanese businesses.”